UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

2015 Results Carlos Torres Vila Chief Executive Officer Madrid, February 3rd 2016

2015 Results February 3rd 2016 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2015 Results February 3rd 2016 3 2016 Macro Outlook Spain: 2.7% USA: 2.5% Low interest rates, Sustained domestic low oil prices and demand reforms Turkey: 3.9% High growth and resilience to challenging environment despite inflation Mexico: 2.2% Resilience tied to Footprint US economy South America*: 1.8% Note

2015 Results February 3rd 2016 4 4Q15 Summary Excluding Vz & additional stake in Garanti Change Change BBVA Group (€m) 4Q15 4Q15/4Q14 4Q15 4Q15/4Q14% % constant % % constant Net Interest Income 4,415 3.9 28.5 3,773 5.6 8.4 Net Fees and Commissions 1,263 8.2 21.5 1,111 5.6 6.3 Net Trading Income 451 -12.3 1.4 453 -10.2 -9.8 Other Income & Expenses 17 n.s. n.s. 13 -92.9 -89.3 Gross Income 6,146 6.6 19.5 5,350 0.7 2.9 Operating Expenses -3,292 13.3 25.3 -2,939 10.3 11.1 Operating Income 2,853 -0.2 13.5 2,411 -9.0 -5.6 Impairment on Financial Assets -1,057 -9.5 2.0 -909 -15.8 -12.6 Provisions and Other Gains -253 -64.5 -59.5 -255 -62.0 -61.7 Income Before Tax 1,544 57.9 81.1 1,247 38.7 44.4 NI ex Corporate Operations 1,212 50.5 70.9 982 34.0 39.3 Corporate Operations Income 4 n.s. n.s. 4 n.s. n.s. Non-controlling Interest -275 n.s. n.s. -88 4.5 5.6 Net Attributable Profit 940 36.5 51.0 898 38.4 44.3 Net Attributable Profit (ex corporate operations) 936 36.0 50.4 894 37.8 43.8

February 3rd 2016 2015 12M15 Summary Results 5 Excluding Vz & additional stake in Garanti Change Change BBVA Group (€m) 12M15 12M15/12M14 12M15 12M15/12M14% % constant % % constant Net Interest Income 16,426 8.7 21.5 14,923 13.1 10.9 Net Fees and Commissions 4,705 7.8 12.1 4,398 8.3 5.0 Net Trading Income 2,009 -5.9 -2.6 2,057 1.6 -0.2 Other Income & Expenses 540 n.s. -21.3 661 -7.5 -7.9 Gross Income 23,680 10.9 15.7 22,039 10.2 7.9 Operating Expenses -12,317 12.5 15.8 -11,545 11.9 8.7 Operating Income 11,363 9.2 15.6 10,494 8.5 7.0 Impairment on Financial Assets -4,339 -3.3 1.6 -4,057 -4.7 -4.9 Provisions and Other Gains -1,145 -38.3 -35.0 -1,112 -36.5 -36.8 Income Before Tax 5,879 44.7 54.9 5,325 45.2 40.8 NI ex Corporate Operations 4,438 44.0 53.8 4,045 45.1 40.6 Corporate Operations Income -1,109 n.s. n.s. -1,109 n.s. n.s. Non-controlling Interest -686 48.0 93.9 -370 11.4 5.9 Net Attributable Profit 2,642 0.9 4.4 2,566 4.5 1.5 Net Attributable Profit (ex corporate operations) 3,752 43.3 48.2 3,675 49.7 45.4

BBVA 2015 Results
February 3rd 2016
6

# 2015 Year of growth

## Net interest income growth

**Net interest income**
€m


+8.7%
Excluding FX
+21.5%
15,116
16,426
12M14
12M15

✓ **Positive performance in all geographies**

## Positive jaws ex-CX

**Gross income vs Op. Expenses 12M15 vs 12M14**
(%), constant €m


14.1
12.1
Gross income
Operating Expenses

✓ **Future synergies**

## Cost of risk & RE assets provision reduction

**Cost of risk YTD**
Group (%)


1.3
1.1
Dec. 14
Dec. 15

**+**

**Lower RE provisions**

€ -601m

## Strong Solvency & Liquidity Position

✓ **Solid regulatory ratios**

**Core Capital CRD IV**

**12.1%** (Phased-in)

**10.3%** (Fully-loaded)

**Leverage ratio**

**6.0%** (Fully-loaded)

**LCR >100%**

**Net attributable profit excluding corporate operations** **+43.3%** (€m)
12M15 vs 12M14

*Vz & additional stake in Garanti*

February 3rd 2016 2015 Results 7 Driving Digital Sales Digital Customers(1) Mobile Customers(1) BBVA Group – Million, % penetration BBVA Group – Million, % penetration +19% +45% Digital Growth Growth 8.5 8.0 Customer 12.4 14.8 15.0 5.9 Base 33% 19% 28% 13% Dec.14 Dec.15 2015 Goal Dec.14 Dec.15 2015 Goal % of Total Consumer Loans Sold Digitally Spain Mexico South America(2) Digital 29.6 Consumer 20.3 16.1 Loan Sales 17.9 19.2 7.5 5.4 2.4 9.3 Jan.15 Jun.15 Dec.15 Jan.15 Jun.15 Dec.15 Jan.15 Jun.15 Dec.15 (1) Figures include Turkey. South America figures as of November 2015 (2) South America calculated as the average % of total consumer loans sold digitally in Argentina, Chile and Peru

February 3rd 2016 2015 Results 8 Focused on our Customer Ranking Net Promoter Score by Geography Peer Group -45% -15% 0% 15% 30% 45% 60% 75% #1 #1 #6 #3 #1 #1 #2 #1 Peers Peer Group: Spain: Santander,CaixaBank, Bankia, Sabadell, Popular/ USA: Bank of America, Bank of the West, Comerica, Frost, Chase, Regions, US Bank, Wells Fargo // Mexico: Banamex, Santander, Banorte , HSBC// Peru: BCP, Interbank, Scotiabank// Argentina: Banco Galicia, HSBC, Santander Rio// Colombia: Bancolombia, Davivienda, Banco de Bogotá// Chile: BCI, Banco de Chile, Santander // Venezuela: Banesco, Mercantil, Banco de Venezuela

February 3rd 2016 2015 Results 9 Progressing in our Transformation Relationship model Digital sales & Products Functionalities Expansion of remote Digital onboarding …Switch cards on/off anytime manager model from mobile Branch layout improvement One click products Payment of invoices from mobile app Standarized interaction at Digital (and deferred) branch and other channels signature Mobile cash In app identified caller Mobile in app appointment …

Digital Investments & Partnerships February 3(rd)2016 2015 Results 10 January 2015 Coinbase September 2015 Bitcoin platform for consumer wallet, April 2015 Distributed Ledger merchant processing and developer tools Dwolla Real-time bank transfers at BBVA Compass through Dwolla November 2015 Atom UK’s first mobile-only bank to be licensed by the PRA. Planned to April 2015 August 2015 launch early 2016 April 2015 Spring Studio SumUp Prosper Leading user experience Additional investment in and design firm May 2015 Online marketplace for OnDeck leading mobile point-of-sale company in Europe consumer loans Partnership OnDeck 29.5% stake Venture Investments Digital M&A Portfolio

Earnings Net Intrest Income Growth February 3rd 2016 2015 Results 11 4Q15 vs. 4Q14 12M15 vs. 12M14 Total Group +3.9% +8.7% Ex-Vz & Turkey (25%) +5.6% +13.1% (constant €m) +28.5% (constant €m) +8.4% 4,528 4,636 3,608 3,531 3,731 4Q14 1Q15 2Q15 3Q15 4Q15 Note: “Vz & additional stake in Garanti” includes the contribution of Venezuela and the acquisition of an additional 14.89% stake in Garanti

Earnings Gross Income February 3(rd)2016 2015 Results 12 4Q15 vs. 4Q14 12M15 vs. 12M14 Total Group +6.6% +10.9% Ex-Vz & Turkey (25%) +0.7% +10.2% (constant €m) +19.5% (constant €m) +2.9% 5,776 6,062 6,406 5,362 5,436 4Q14 1Q15 2Q15 3Q15 4Q15 Note: “Vz & additional stake in Garanti” includes the contribution of Venezuela and the acquisition of an additional 14.89% stake in Garanti

BBVA 2015 Results

February 3rd 2016
13

## Earnings

# Operating Expenses

**Gross income vs operating expenses**
YoY (%), constant €m

Positive jaws ex-CX


15.7
15.8
14.1
12.1
6.3
5.1
Gross Income
Op. Expenses
Gross Income
Op. Expenses

Synergy potential

**Efficiency**
BBVA 12M15 vs. peer group 9M15,(%)


63.8
52.0
Peer Group
BBVA

Efficiency above peer average

*Vz & additional stake in Garanti*

Note: "Vz & additional stake in Garanti" includes the contribution of Venezuela and the acquisition of an additional 14.89% stake in Garanti
European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG

Earnings Operatings Income 2015 Results February 3rd 2016 14 4Q15 vs. 4Q14 12M15 vs. 12M14 Total Group -0.2% +9.2% Ex-Vz & Turkey (25%) -9.0% +8.5% (constant €m) +13.5% (constant €m) -5.6% 4Q14 1Q15 2Q15 3Q15 4Q15 Note: “Vz & additional stake in Garanti” includes the contribution of Venezuela and the acquisition of an additional 14.89% stake in Garanti

Earnings Cost of Risk 2015 Results February 3rd 2016 15 Loan-loss provisions + Real Estate impairments Cost of Risk YTD (€m) (%) Spain (loan-loss provisions + RE 2,380 impairments) Rest of areas 1,662 2.2 1,253 1.6 1,208 1,183 1,178 1,122 1.3 1.2 1.2 1.1 79% 1.1 62% 51% 47% 43% 40% 30% 2012 2013 2014 1Q15 2Q15 3Q15 4Q15 Dec.12 Dec.13 Dec.14 Mar.15 Jun.15 Sep.15 Dec.15 Quarterly Quarterly Quarterly average average average

Risk Indicators Continue to Improve 2015 Results February 3rd 2016 16 5.8 5.6 5.4 Dec.14 Sep.15 Dec.15 26.0 23.6 4.1% 4.2% 4.2% 21.1 -2.3 74 74 Dec.14 Dec.15 64 15.8 19.5 Dec.14 Sep.15 Dec.15 65% 77% 78% Note: “Vz & additional stake in Garanti” includes the contribution of Venezuela and the acquisition of an additional 14.89% stake in Garanti

Capital Solid Capital Position 2015 Results February 3rd 2016 17 CET1 Fully-loaded High quality capital BBVA Group BBVA Group (%) (%) -0.09% RWAs/ Total Assets 0.40% 0.18% 53% 0.11% 33% -0.03% 10.33% BBVA European Peer 9.76% 10.02% #1 Group Average Leverage ratio 6.0% % CET1 FL Net Earnings Organic RWA Market related % CET1 FL Sovereign AfS BIS 3 % CET1 FL 4.5% (Sep.15) after Growth impacts & (Dec.15) Capital Gains Thresholds (Dec.15) dividends Others before “sovereign filter” removal “Sovereign Filter” BBVA European Peer Removal #1 Group Average “Market related impacts & Others” includes foreign exchange effect, treasury stocks and non-sovereign available-for-sale portfolios and other adjustments like “prudent valuation”. European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. Figures as of September 2015

Capital Well above 2016 ECB minimum requirement 2015 Results February 3rd 2016 18 16% 16% 15.00% Total Capital Ratio 14% 14% 12% 9.75% 12% 10% 10% G-Sib Buffer (*) 0.25% 8% 8% Pillar 2 (Including Capital 5.00% conservation buffer) % CET1 6% 6% 12.09% 4% 4% % CET1 Pillar 1 4.50% 2% 2% 0% 0% 2016 SREP CET1 requirement % CET1 Phased-in (Dec.2015) (*) BBVA has been excluded from the Financial Stability Board GSIB list with effect as of 1st January 2017. Therefore, this GSIB buffer will no longer then be applicable to BBVA. Nevertheless, Bank of Spain has communicated to BBVA its consideration as a domestic systemic financial institution (DSIB) and it is required to hold a DSIB buffer of 0.5% on a consolidated basis. This buffer will be phased in in four years and will be fully implemented in 2019.

2015 Results February 3rd 2016 19 Business Areas

Business Areas 12M15 Earnings Breakdown February 3rd 2016 2015 Results 20 Change Business Areas 12M15 12M15/12M14% % (constant) Spain 554 n.s. n.s. Banking Activity 1,046 21.9% 21.9% Real Estate -492 -45.4% -45.4% USA 537 25.4% 5.2% Turkey ex additional stake of 14.89% 295 -5.0% -1.1% Mexico 2,090 9.1% 8.8% South America ex Venezuela 905 7.9% 8.7% Rest of Eurasia 76 -70.4% -70.6% Corporate Center ex Corporate Operations -782 -37.4% -37.4% Total ex Corporate Operations 3,675 49.7% 45.4% Note: Total excludes VZ and impacts of the acquisition of an additional 14.89% stake in Garanti

Spain Banking Activity Activity and Results February 3rd 2016 2015 Results 21 Business Activity (%) NII + Fees Gross Income (€m) (€m) (%) +1.8% -18.6% Gross Income ex Lending* Cust. Funds -6.8% -23.2% DGF and RF impact: €1,709m 1,363 1,427 1,387 1,742 1,675 (+2.0% vs 3Q15) +13.1% +17.8% 1,418 -0.2% +3.0% 1,304 1,270 1,537 (Dec.15/Dec.14) (Dec.15/Dec.14) -2.8% -15.3% 1,337 -2.6% -13.0% 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 Operating Income (€m) -49.6% +-43.9% Operating Income ex DGF 981 and RF impact: 729 €785 m (+7.8% 715 494 vs 3Q15) -32.2% 551 -22.9% 4Q14 3Q15 4Q15 * Gross loans and advances to customers 291€ m DGF and RF impact in 4Q15 Note: Activity excludes repos

Spain Banking Activity Risk February 3rd 2016 2015 Results 22 (%) Coverage ratio 60 59 45 45 44 NPL ratio 6.7 6.6 6.0 5.8 5.8 1.0 Dec.14 Sep.15 Dec.15 0.7 0.6 0.6 0.5 14.1 13.8 YoY 4Q14 3Q15 4Q15 11.4 +21.6% (with CX) 10.7 10.7 -5.6% Dec.14 Sep.15 Dec.15

Spain Banking Activity Income Statement February 3rd 2016 2015 Results 23 (€m) Change Banking activity in Spain 12M15 12M15/12M14 Abs. % Net Interest Income 4,000 + 170 4.4 Net fees and commisions 1,605 + 152 10.5 Net trading income 1,013—136 -11.9 Other operating income and expenses 185 —4 -1.9 Gross Income 6,804 + 183 2.8 Operating expenses -3,502—415 13.4 Operating Income 3,302—232 -6.6 Impairment on financial assets (net) -1,332 + 358 -21.2 Provisions (net) and other gains (losses) -478 + 145 -23.3 Income Before Tax 1,492 + 272 22.3 Non-controlling interests -6 —3 72.4 Net Attributable Profit 1,046 + 188 21.9

Spain Real Estate Activity February 3rd 2016 2015 Results 24 Net attributable profit(1) Capital gains Net exposure (€m) (€m) (€bn) 12M14 12M15 +106 m -1.2% -9.6% 117 12.5 12.4 -492 -901 12 11.3 -45.4% 12M14 12M15 Dec.14 Dec.15 with CX Note: Net exposure according to Bank of Spain’s “RE transparency scope” (Circular 5-2011) (1) Figures include Catalunya Caixa

Total Spain Income Statement February 3rd 2016 2015 Results 25 (€m) Change Total Spain 12M15 12M15/12M14 Abs. % Net Interest Income 4,066 + 275 7.2 Net fees and commisions 1,607 + 150 10.3 Net trading income 1,018—129 -11.3 Other operating income and expenses 96 + 92 n.s. Gross Income 6,788 + 387 6.0 Operating expenses -3,637—397 12.2 Operating Income 3,151—10 -0.3 Impairment on financial assets (net) -1,511 + 476 -24.0 Provisions (net) and other gains (losses) -861 + 379 -30.5 Income Before Tax 779 + 845 n.s. Non-controlling interests -7 —6 n.s. Net Attributable Profit 554 + 597 n.s.

USA Activity and Results February 3rd 2016 2015 Results 26 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds -0.2% +2.8% +9.4% +7.7% 608 614 606 645 649 663 (Dec.15/Dec.14) (Dec.15/Dec.14) -1.3% +2.2% 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 Operating Income (constant €m) +4.0% 190 196 198 +0.8% 4Q14 3Q15 4Q15 * Gross loans and advances to customers Note: Activity excludes repos

USA Risk February 3rd 2016 2015 Results 27 Coverage ratio 167 153 151 0.4 NPL ratio 0.1 0.2 0.9 0.9 0.9 Dec.14 Sep.15 Dec.15 4Q14 3Q15 4Q15

USA Income Statement February 3rd 2016 2015 Results 28 (Constant €m) Change USA 12M15 12M15/12M14 Abs. % Net Interest Income 1,811 + 85 4.9 Net fees and commisions 616—46 -6.9 Net trading income 207 + 36 21.0 Other operating income and expenses 18 + 23 n.s. Gross Income 2,652 + 98 3.8 Operating expenses -1,806—17 1.0 Operating Income 846 + 81 10.6 Impairment on financial assets (net) -142—60 72.6 Provisions (net) and other gains (losses) 1 + 14 n.s. Income Before Tax 705 + 35 5.2 Non-controlling interests 0—0 4.4 Net Attributable Profit 537 + 26 5.2

BBVA 2015 Results
February 3rd 2016
29

# Turkey
## Activity and Results

**Business Activity**
(constant €, %)

| Lending* | Cust. Funds |
| --- | --- |
| +18.8% | +21.0% |
| (Dec.15/Dec.14) | (Dec.15/Dec.14) |



**NII + Fees**
(constant €m)


+7.8%
256
266
277
+3.9%
4Q14
3Q15
4Q15

**Gross Income**
(constant €m)


+12.9%
241
216
272
+25.9%
4Q14
3Q15
4Q15

**Operating Income**
(constant €m)


+6.4%
141
100
150
+50.3%
4Q14
3Q15
4Q15

* Gross loans and advances to customers
Note: Activity excludes repos
Note: Figures exclude the impacts of the acquisition of an additional 14.89% stake in Garanti

Turkey Risk February 3rd 2016 2015 Results 30 Coverage ratio 115 119 129 NPL ratio 1.3 1.3 1.0 2.8 2.8 2.6 Dec.14 Sep.15 Dec.15 4Q14 3Q15 4Q15 Note: Figures exclude the impacts of the acquisition of an additional 14.89% stake in Garanti

Turkey Income Statement February 3(rd)2016 2015 Results 31 (Constant €m) Change 12M15/12M14 Turkey 12M15 ex additional ex additional Abs. % stake stake Abs. % Net Interest Income 2,194 + 1,488 n.s. + 144 20.4 Net fees and commisions 471 + 288 n.s. + 4 2.2 Net trading income -273 —274 n.s. —85 n.s. Other operating income and expenses 42 + 25 n.s. —0 -0.8 Gross Income 2,434 + 1,526 n.s. + 63 7.0 Operating expenses -1,160 —781 n.s. —68 18.0 Operating Income 1,273 + 745 n.s. —5 -1.0 Impairment on financial assets (net) -422 —282 n.s. —15 10.9 Provisions (net) and other gains (losses) 2 + 12 n.s. + 11 n.s. Income Before Tax 853 + 476 n.s. —9 —2.4 Non-controlling interests -316 —316 n.s. + 0 n.s. Net Attributable Profit 371 + 73 24.4 —3 —1.1

Maxico Activity and Results February 3rd 2016 2015 Results 32 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds +9.6% +10.2% +10.7% +12.2% 1,603 1,658 1,757 1,715 1,768 1,890 (Dec.15/Dec.14) (Dec.15/Dec.14) +6.0% +6.9% 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 Operating Income (constant €m) +10.2% 1,090 1,099 1,201 +9.3% * Gross loans and advances to customers 4Q14 3Q15 4Q15 Note: Activity excludes repos

Maxico Risk February 3rd 2016 2015 Results 33 Coverage ratio 114 121 120 NPL ratio 3.1 3.3 3.0 2.9 2.6 2.6 Dec.14 Sep.15 Dec.15 4Q14 3Q15 4Q15

Maxico Income Statement February 3rd 2016 2015 Results 34 (Constant €m) Change Mexico 12M15 12M15/12M14 Abs. % Net Interest Income 5,393 + 469 9.5 Net fees and commisions 1,223 + 54 4.6 Net trading income 196 + 0 0.2 Other operating income and expenses 257 + 6 2.3 Gross Income 7,069 + 530 8.1 Operating expenses -2,613—200 8.3 Operating Income 4,456 + 329 8.0 Impairment on financial assets (net) -1,633—112 7.4 Provisions (net) and other gains (losses) -53 + 26 -32.5 Income Before Tax 2,769 + 243 9.6 Non-controlling interests -1—0 10.3 Net Attributable Profit 2,090 + 170 8.8

South America ex Vanezuela Activity and Results February 3rd 2016 2015 Results 35 Business Activity NII + Fees Gross Income (constant €, %) (constant €m) (constant €m) Lending* Cust. Funds +6.9% +12.3% +15.7% +17.1% 913 951 976 1,024 1,084 1,151 (Dec.15/Dec.14) (Dec.15/Dec.14) +2.6% +6.2% 4Q14 3Q15 4Q15 4Q14 3Q15 4Q15 Operating Income (constant €m) +11.7% 651 583 598 +9.0% 4Q14 3Q15 4Q15 *Gross loans and advances to customers Note: activity excludes repos

South America ex Vanezuela Risk February 3rd 2016 2015 Results 36 Coverage ratio Risk indicators Cost of risk 123 123 122 1.5 NPL ratio 1.0 1.2 2.2 2.3 2.3 Dec.14 Sep.15 Dec.15 4Q14 3Q15 4Q15

South America ex Vanezuela Income Statement February 3rd 2016 2015 Results 37 (Constant €m) Change South America ex Venezuela 12M15 12M15/12M14 Abs. % Net Interest Income 3,044 + 270 9.7 Net fees and commisions 694 + 79 12.8 Net trading income 453 + 74 19.4 Other operating income and expenses 107 + 22 26.3 Gross Income 4,299 + 445 11.5 Operating expenses -1,920—223 13.2 Operating Income 2,379 + 222 10.3 Impairment on financial assets (net) -598—125 26.4 Provisions (net) and other gains (losses) -37 + 82 -69.3 Income Before Tax 1,745 + 179 11.4 Non-controlling interests -343 + 3 -0.8 Net Attributable Profit 905 + 72 8.7

Conclusions and Future Trends 2015 Results February 3rd 2016 38 Resilience despite macro uncertainties Good activity levels Provisions decrease in Spain Earnings growth Transformation execution

2015 Results February 3rd 2016 39 Annex

Gross Income Breakdown 2015 Results February 3rd 2016 40 Rest of Eurasia 473 €m South America 2% € 19% 28% Spain 4,477 m 6,788 €m Gross Income USA Mexico 12M15 7,069 2,652 €m €m 11% 30% 10% Turkey 2,434 €m Note: Figures exclude Corporate Center

Group Earnings 2015 Results February 3rd 2016 41 Net attributable profit €m Businesses € +752 m 2,618 -86 -1,109 467 2,642 73 -181 170 72 -4 409 26 188 12M14 €m FX Effect Cor. Banking RE activity USA Turkey Rest of Eurasia Mexico South America Venezuela Corporate 12M15 €m Operation* activity Spain Spain Ex VZA Center constant YoY (%) 21.9 -45.4 5.2 24.4 -70.6 8.8 8.7 -87.9 * Includes impact of lower dividends received from CNCB.

Group Capital: 2015 CET 1 Fully Load 2015 Results February 3rd 2016 42 CET 1 Fully-loaded BBVA Group (%) 0.70% -0.09% —0.28% 0.40% —0.66%—0.09% 10.35% 10.42% 10.42% 10.02% 10.02% % CET1 FL Net Earnings Organic RWA Corporate Market % CET1 FL Sovereign BIS 3 % CET1 FL (Dec.14) after Growth operations related (Dec.15) AfS Capital Thresholds (Dec.15) dividends impacts & Gains Others “Sovereign Filter” Removal

Real Estate Activity in Spain Risk 2015 Results February 3rd 2016 43 Coverage ratio (%) 63 65 66 62 63 NPL ratio (%) 55.4 53.9 54.3 52.5 50.7 Dec.14 Mar.15 Jun.15 Sep.15 Dec.15

Real Estate Activity in Spain Income Statement February 3rd 2016 2015 Results 44 (€m) Change Real Estate Activity in Spain 12M15 12M15/12M14 Abs. % Net Interest Income 66 + 104 n.s. Net fees and commisions 2 —2 -51.3 Net trading income 5 + 7 n.s. Other operating income and expenses -89 + 95 -51.7 Gross Income -16 + 204 -92.9 Operating expenses -135 + 18 -11.9 Operating Income -150 + 222 -59.7 Impairment on financial assets (net) -179 + 118 -39.7 Provisions (net) and other gains (losses) -383 + 233 -37.8 Income Before Tax -713 + 574—44.6 Non-controlling interests -1 —4 n.s. Net Attributable Profit -492 + 409—45.4 Note: Includes Catalunya Caixa

Rest of Eurasia Income Statement February 3(rd)2016 2015 Results 45 (€m) Change Rest of Eurasia 12M15 12M15/12M14 Abs. % Net Interest Income 183 —5 -2.9 Net fees and commisions 170 —17 -9.2 Net trading income 125 —25 -16.5 Other operating income and expenses -6 — 216 n.s. Gross Income 473 — 263 -35.8 Operating expenses -352 —9 2.6 Operating Income 121 — 272 -69.2 Impairment on financial assets (net) -4 + 52 -93.3 Provisions (net) and other gains (losses) -6 + 10 -61.8 Income Before Tax 111 — 209 —65.4 Net Attributable Profit 76 — 179 —70.4

Venezuela Income Statement February 3(rd)2016 2015 Results 46 (€m) Change Venezuela 12M15 12M15/12M14 Abs. % Abs. % constant constant Net Interest Income 158 —1,767 -91.8 + 98 n.s. Net fees and commisions 23 —280 -92.4 + 14 n.s. Net trading income 142 + 31 28.2 + 138 n.s. Other operating income and expenses -145 + 829 -85.1 —115 n.s. Gross Income 178 —1,186 -87.0 + 135 n.s. Operating expenses -59 + 574 -90.6 —39 n.s. Operating Income 119 —612 -83.8 + 96 n.s. Impairment on financial assets (net) -16 + 214 -93.2 —8 n.s. Provisions (net) and other gains (losses) -34 + 71 -67.5 —31 n.s. Income Before Tax 69 —327 —82.6 + 57 n.s. Non-controlling interests 0 + 131 n.s. + 4 -97.8 Net Attributable Profit 1 —162 n.s. —4 —87.9

Corporate Center Income Statement February 3rd 2016 2015 Results 47 (€m) Change Corporate Center 12M15 12M15/12M14 Abs. % Net Interest Income -424 + 226 -34.8 Net fees and commisions -100 —9 10.1 Net trading income 141 + 126 n.s. Other operating income and expenses 172 + 19 12.3 Gross Income -212 + 362 -63.1 Operating expenses -770—17 2.2 Operating Income -982 + 346 -26.0 Impairment on financial assets (net) -13 —9 n.s. Provisions (net) and other gains (losses) -157 + 125 -44.4 Income Before Tax -1,152 + 462—28.6 Non-controlling interests -19—17 n.s. Net Attributable Profit -1,891—642 51.4

Group Activity Growth February 3(rd)2016 2015 Results 48 Dec-15 vs. Dec-14 (constant €, %) Spain * +13.1% +17.8% USA +9.4% +7.7% Turkey** +18.8% +21.0% Mexico +10.7% +12.2% South America*** +15.7% +17.1% Note: Activity ex repos. (*) Includes Catalunya Caixa. (**) Figures exclude impacts of the additional 14.89% stake in Garanti acquisition (***) Figures exclude Venezuela

Customer Spreads February 3(rd)2016 2015 Results 49 2Q15: 1.96% ex CX 3Q15: 1.98% ex CX 4Q15: 1.92% ex CX Average, € Customer Spreads 4Q14 1Q15 2Q15 3Q15 4Q15 12M14 12M15 Spain 1.94% 1.93% 1.88% 1.83% 1.76% 1.87% 1.85% USA 3.18% 3.13% 3.11% 3.10% 3.10% 3.22% 3.11% Mexico 11.23% 10.94% 10.89% 10.59% 10.80% 11.22% 10.81% Argentina 17.34% 16.70% 15.99% 15.31% 14.94% 15.94% 15.74% Chile 4.80% 2.84% 4.56% 4.66% 3.96% 4.17% 4.01% Colombia 6.31% 6.49% 6.33% 6.08% 5.88% 6.68% 6.20% Peru 7.36% 7.23% 7.23% 7.03% 7.27% 7.36% 7.19% Venezuela 17.94% 17.71% 16.65% 18.29% 18.86% 17.37% 17.96% Turkey 4.67% 4.56% 4.69% 4.90% 4.73% 4.05% 4.72% Note 1: USA ex NY Business Activity Note 2: Customer spreads, difference between lending yield and cost of deposits from customers

2015 Results Carlos Torres Vila Chief Executive Officer Madrid, February 3rd 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative